UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

USA Truck, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

902925106

(CUSIP Number)

Todd F. Carlson, Esq.
General Counsel
Knight Transportation, Inc.
5601 West Buckeye Road
Phoenix, Arizona 85043

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Knight Capital Growth LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,304,517
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,304,517

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,517
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 902925106	13D	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS Knight Transportation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,304,517
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,304,517
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,304,517
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

13D	Page 4 of 5 Pages

Item 1.  Security and Issuer.

 This Amendment No. 4 to Schedule 13D (this “13D Amendment No. 4”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on September 26, 2013, by Knight Transportation, Inc. (“Knight Transportation”) and Knight Capital Growth LLC (together with Knight Transportation, the “Knight Entities”), as amended by Amendment No.1 to the Original Schedule 13D filed on September 30, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 15, 2013, and Amendment No. 3 to the Original Schedule 13D filed on November 4, 2013. The Original Schedule 13D relates to the shares of common stock, par value $0.01 per share, issued by USA Truck, Inc. (“USA Truck” and such shares, the “USA Truck Shares”). The address of the principal executive offices of USA Truck is 3200 Industrial Park Road, Van Buren, Arkansas. Capitalized terms used but not defined in this 13D Amendment No. 4 shall have the meanings ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following information:

On February 4, 2014, the Knight Entities and USA Truck entered into a Settlement Agreement (the “Settlement Agreement”) pursuant to which the action captioned USA Truck, Inc. v. Knight Transportation, Inc. (the “Litigation”), pending in the United States District Court for the Western District of Arkansas, Forth Smith Division, was dismissed in its entirety with prejudice. Under the terms of the Settlement Agreement, the Knight Entities made no admission of wrongdoing, fault, liability or damage in connection with the Litigation, and the Knight Entities and USA Truck agreed to mutual releases in respect of all claims in connection with the Litigation. In accordance with the terms of the Settlement Agreement, the Knight Entities and USA Truck entered into a Voting Agreement dated as of February 4, 2014 (the “Voting Agreement”) and a Standstill Agreement dated as of February 4, 2014 (the “Standstill Agreement”).

Under the terms of the Voting Agreement, the Knight Entities have agreed that, except as described below, from February 4, 2014 through September 30, 2014 (the “Voting Period”), they will not vote any USA Truck Shares at any meeting of USA Truck shareholders but will present such USA Truck Shares as “present” at any such shareholder meeting.

In addition, the Knight Entities have agreed that, during the Voting Period, the Knight Entities will not take any action in support of, effect or offer to effect, or knowingly encourage or assist any person to effect or offer to effect the nomination for election as directors of USA Truck, or the election as directors of USA Truck, of persons other than persons recommended by the Nominating and Governance Committee of USA Truck. If the restrictions on the Knight Entities under the Standstill Agreement become inoperative before the end of the Voting Period, the foregoing restriction will likewise become inoperative at such time.

USA Truck has agreed that, in the event that during the Voting Period USA Truck proposes to enter into an agreement providing for, or determines to pursue a process for, a change of control transaction or the purchase of securities representing 20% or more of the voting power of USA Truck, or if a person (other than the Knight Entities) proposes a tender offer that would result in a change of control of USA Truck (collectively, a “process”), USA Truck will provide the Knight Entities a reasonable opportunity to participate in such process and to make a proposal with respect to a potential transaction in connection with such process, subject to the bona fide requirements set by USA Truck for participants in such process.   If USA Truck complies with the foregoing, and as a result of any such process, enters into a merger agreement prior to September 30, 2014, and at the time of the vote on the merger, the value of the consideration per USA Truck Share reflected in the merger agreement (calculated as specified in the Voting Agreement) is higher than the value per share offered by the Knight Entities in their most recent proposal to acquire USA Truck (calculated as specified in the Voting Agreement), the Knight Entities will vote all of their USA Truck Shares in support of the proposal offered by such other person. If the foregoing conditions are not satisfied but the USA Truck Board of Directors nevertheless determines, in good faith, that the consideration reflected in the merger agreement represents greater value for USA Truck shareholders than the value of the Knight Entities’ most recent proposal to acquire USA Truck, then the Knight Entities will vote their USA Truck Shares with respect to such transaction in the same proportion as other USA Truck shareholders.

Under the terms of the Standstill Agreement, the Knight Entities have agreed that, for a period from February 4, 2014 through September 30, 2014, they will not:

•	Effect, offer to effect, or announce any intention to effect or cause to participate in or knowingly assist or encourage any person to effect or offer to effect or participate in:

° any acquisition of, or any tender offer for, any securities, assets, indebtedness or business of USA Truck;

° any merger or other business combination with USA Truck;

° any recapitalization, restructuring, liquidation or other extraordinary transaction with USA Truck; or

° any solicitation of proxies to vote any voting securities of USA Truck;

•	Take any action that would or would reasonably be expected to require USA Truck or the Knight Entities to make a public announcement regarding any of the foregoing matters;

•	Form or join a “group” in respect of the securities of USA Truck;

•	Act to seek representation on or to control or influence the management, Board of Directors or policies of USA Truck or to obtain representation on the Board of Directors of USA Truck; or

•	Enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The Standstill Agreement will become inoperative in the event of a Competing Transaction (as defined in the Standstill Agreement). Should the Knight Entities cease to have, in respect of USA Truck Shares, any reporting obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended, the Knight Entities shall be permitted to make proposals in respect of USA Truck in a manner that would not reasonably be likely to require USA Truck to publicly disclose any such proposal.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

99.6	Voting Agreement

99.7	Standstill Agreement

99.8	Definitions of Certain Terms Used in the Voting Agreement and the Standstill Agreement

99.9	Press Release, dated February 4, 2014, issued by Knight Transportation

13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2014

KNIGHT TRANSPORTATION, INC.

/s/ Kevin P. Knight
Name:	Kevin P. Knight
Title:	Chief Executive Officer

KNIGHT CAPITAL GROWTH LLC

/s/ Kevin P. Knight
Name:	Kevin P. Knight
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.6	Voting Agreement

99.7	Standstill Agreement

99.8	Definitions of Certain Terms Used in the Voting Agreement and the Standstill Agreement

99.9	Press Release, dated February 4, 2014, issued by Knight Transportation